February 15, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted January 18, 2022
CIK No. 0001875016

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 3, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Form F-1/A2”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Form F-1

Summary of Risks Affecting Our Company, page 4

1.	Please revise to provide cross-references to the more detailed discussion of each risk in the prospectus as opposed to a cross-reference to the “Risk Factors” section on page 13.

Response: We respectfully advise the Staff that we have revised to provide cross-references to the more detailed discussion of each risk in the prospectus accordingly in the Prospectus Summary section of the Revised F-1.

PRC Approvals, page 6

2.	We note your response to prior comment 7. Please expand the disclosure in the penultimate sentence of this section to disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We respectfully advise the Staff that expansion on the relevant disclosure is made accordingly in the Prospectus Summary of the Revised F-1.

Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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